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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO
        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

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                          CHIEFTAIN INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))

             HUNT OIL CANADIAN ACQUISITION III CORPORATION (OFFEROR)
                        HUNT OIL COMPANY (OFFEROR PARENT)
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                           COMMON SHARES, NO PAR VALUE
                          (INCLUDING ASSOCIATED RIGHTS)
                         (Title of Class of Securities)

                                   16867C 10 1
                      (CUSIP Number of Class of Securities)

                           DENNIS J. GRINDINGER, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                                HUNT OIL COMPANY
                         1445 ROSS AT FIELD, 19TH FLOOR
                               DALLAS, TEXAS 75202
                            TELEPHONE: (214) 978-8540

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

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                                   Copies to:

    A. WINSTON OXLEY
   P. GREGORY HIDALGO
 VINSON & ELKINS L.L.P.                             D. SHAWN MCREYNOLDS
    2001 ROSS AVENUE                        DAVIES WARD PHILLIPS & VINEBERG LLP
       SUITE 3700                                 1 FIRST CANADIAN PLACE
   DALLAS, TEXAS 75201                              TORONTO, ON M5X 1B1
TELECOPY: (214) 999-7891                         TELECOPY: (416) 863-0871

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[ ]    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transaction to which the statement relates:

       [X] third-party tender offer subject to Rule 14d-1.

       [ ] issuer tender offer subject to Rule 13e-4.

       [ ] going-private transaction subject to Rule 13e-3.

       [ ] amendment to Schedule 13D under Rule 13d-2.

       Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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     This Amendment No. 1 to Tender Offer Statement on Schedule TO (this
"Schedule TO") is filed by Hunt Oil Company, a Delaware corporation ("HOC"), and Hunt Oil Canadian Acquisition III Corporation, a corporation incorporated under and governed by the laws of the Province of Alberta, Canada ("Offeror") and a wholly-owned subsidiary of HOC . This Schedule TO amends and supplements the Schedule TO previously filed by Offeror and HOC and relates to the offer by the Offeror to purchase all of the outstanding Common Shares of Chieftain International, Inc., together with the associated rights to purchase Common Shares of Chieftain issued pursuant to Chieftain's shareholder rights plan, including Common Shares, together with associated rights, that may become outstanding on the exercise of options to acquire Common Shares or the conversion of outstanding shares of $1.8125 Convertible Redeemable Preferred Stock of Chieftain International Funding Corp., an indirect subsidiary of Chieftain, which preferred shares are convertible into Common Shares on the basis of 1.25 Common Shares for each preferred share, at a purchase price of U.S.$29.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

     The information set forth in the Offer to Purchase, including the schedules thereto, and the related Letter of Transmittal is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, except as otherwise set forth below.

4. CONDITIONS OF THE OFFER.

     The last paragraph of Section 4 of The Offer, "Conditions of the Offer" is replaced in its entirety with the following:

               The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror at any time on or before the Expiration Date, regardless of the circumstances giving rise to such assertion, including any action or inaction by the Offeror. Except as described in Section 7 of the Circular, "Summary of the Pre-Acquisition Agreement," the Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time, on or before the Expiration Date, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time on or before the Expiration Date. Any determination by the Offeror concerning the events described in this Section 4 will be final and binding upon all parties.

6. BACKGROUND OF THE OFFER; CONTACTS WITH CHIEFTAIN.

     The information set forth in Section 6 of the Circular, "Background of the Offer; Contacts with Chieftain" is replaced in its entirety with the following:

          By agreement dated January 15, 2001, Chieftain engaged CIBC World Markets Inc. ("CIBC") to act as financial advisor to Chieftain in examining various strategies to increase shareholder value and in respect of any prospective transaction.

          At a meeting of the Chieftain Board on March 8, 2001, the Chieftain Board decided to authorize CIBC, its financial advisor, to examine strategic alternatives to increase shareholder value, including a possible merger or sale of Chieftain. On the same date, Chieftain announced such authorization in a press release. Subsequently, CIBC delivered to a number of companies a summary profile containing publicly available information on Chieftain, and Mr. S.A. Milner, President and Chief Executive Officer of Chieftain, met with the chief executive officers of several companies in the energy industry that were believed to be candidates for the acquisition of Chieftain.

          On March 9 and March 16, 2001, a representative of CIBC and Mr. C. Glick, HOC's Senior Vice President, Business Development, discussed HOC's interest in evaluating a possible transaction with Chieftain. During such conversations, Mr. Glick confirmed HOC's interest in evaluating a possible transaction.

          On March 30, 2001, a meeting was held between Mr. S.A. Milner and Mr. S.C. Hurley, Senior Vice President and Chief Operating Officer of Chieftain, and Mr. R.L. Hunt, Chairman and Chief Executive Officer, and Mr. J.B. Jennings, President, of HOC. Prior to such meeting, HOC entered into the HOC Confidentiality Agreement pursuant to which HOC agreed to maintain the confidentiality of any confidential materials provided to HOC in connection with its evaluation of a possible transaction with Chieftain.

          On April 9, 2001, data rooms were opened in Dallas, Texas and in Edmonton, Alberta. Thereafter, representatives of 13 companies visited one or both data rooms. Detailed information concerning Chieftain was provided in the data rooms, including extensive financial, operational and reserve data in order to facilitate the evaluation by such companies of

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     Chieftain. On April 9, 10, 16 and 17, 2001, HOC representatives visited the data rooms during which time HOC evaluated the oil and gas reserves, acreage and business of Chieftain.

          On April 19, 2001, at a meeting of the Chieftain Board, Mr. S.A. Milner reported to the Chieftain Board on the current status of the auction process. On the same date, at a meeting attended by Mr. R.L. Hunt, Mr. J. Jennings and Mr. C. Glick of HOC and Mr. D. Mitchell, Chairman of the Board, and Mr. S.A. Milner, Mr. S.C. Hurley and Ms. E.S. Ondrack, Senior Vice President and Secretary of Chieftain, HOC initially made a non-binding written proposal for the acquisition of Chieftain at $30.00 per Common Share and requested that Chieftain abandon its auction process and enter into exclusive negotiations with HOC. HOC subsequently advised Chieftain that if Chieftain would, within 48 hours, abandon its auction process and enter into an agreement providing for exclusive negotiations with HOC, then HOC would consider increasing such proposal to $31.00 per Common Share. HOC also orally advised Chieftain that, if Chieftain did not accept HOC's proposal, any subsequent proposals by HOC would be reduced if natural gas consultation with all members of the Chieftain Board, advised HOC that Chieftain intended to proceed with the auction process with potential buyers, including HOC.

          On June 11 and June 12, 2001, CIBC had further discussions with representatives from HOC regarding its potential interest in acquiring Chieftain.


          On June 13, 2001, the President and Chief Executive Officer of Chieftain contacted Mr. R. L. Hunt of HOC to discuss a possible transaction and, on June 14, 2001, a meeting was held in Dallas, Texas between Mr. S.A. Milner and Mr. S.C. Hurley of Chieftain and Mr. R.L. Hunt and Mr. J. Jennings of HOC to discuss the terms of a potential transaction. At the meeting, the HOC representatives indicated that HOC would be in a position to make an offer to purchase Chieftain's Common Shares at a per Common Share price of U.S.$28.50 in cash, subject to the ability of HOC and Chieftain to reach definitive agreement on the terms of an acquisition. HOC explained that its reduced proposal was due to recent decreases in natural gas prices. On June 15, 2001, Mr. S.A. Milner of Chieftain contacted Mr. R.L. Hunt of HOC to begin negotiations of an acquisition at a per Common Share price of $29.00 and, on that same date, Chieftain's legal counsel furnished an initial draft of the Pre-Acquisition Agreement to HOC and its financial and legal advisors.

          Negotiations of the terms of the proposed Pre-Acquisition Agreement between Chieftain and HOC and their respective legal counsel began on the morning of June 16, 2001 and continued through June 18, 2001. Prior to the Offeror and HOC executing the Pre-Acquisition Agreement, the Chieftain Board waived any restrictions imposed under the Confidentiality Agreement on HOC's ability to negotiate and execute the Pre-Acquisition Agreement. On June 18, 2001, at a meeting of the Chieftain Board, the Pre-Acquisition Agreement between Chieftain, the Offeror and HOC and the transactions contemplated thereby were unanimously approved and following such approval the final Pre-Acquisition Agreement was executed.

          The next morning, on June 19, 2001, Chieftain and HOC issued a joint press release announcing the execution of the Pre-Acquisition Agreement.

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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          HUNT OIL COMPANY


                          By: /s/ CRAIG S. GLICK
                              --------------------------------------------------
                          Name: Craig S. Glick
                          Title: Senior Vice President, Business Development

                          HUNT OIL CANADIAN ACQUISITION III CORPORATION

                          By: /s/ CRAIG S. GLICK
                              --------------------------------------------------
                          Name: Craig S. Glick
                          Title: Senior Vice President

Dated: July 13, 2001

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